PROSPERO MINERALS CORP.

575 Madison Avenue, 10th Floor

New York, New York 10022-2511

Ph.: (212)-937-8442 Fax: (212) 605-0222

March 26, 2007

Facsimile (202) 772 9368

TO:

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Gary Newberry

FROM:

Ms. Etoile Pinder

Chief Executive Officer

Prospero Minerals Corp.

RE:

Comment Letter dated March 21, 2007,

Prospero Minerals Corp

Item 4.02 Form 8-K

File No. 0-50429

Number of pages including cover sheet: 2

PROSPERO MINERALS CORP.

575 Madison Avenue, 10th Floor

New York, New York 10022-2511

Ph.: (212)-937-8442 Fax: (212) 605-0222

March 26, 2007

Dear Mr. Newberry,

Thank you for your letter dated March 21, 2007. Since the 8-K filed on March 16, 2007, and your letter addressed to Ms. Etoile Pinder dated March 21, 2007, and copied to Mr. Robert Brantl, please be advised that Mr. Brantl and the previous Board of Directors of Prospero Minerals Corporation, with the exception  of  Etoile Pinder, have resigned. Therefore, Mr. Brantl or any of the former board of directors, excluding Ms. Pinder, may not conduct and may not be copied on any further business regarding Prospero Minerals Corp.

Please note that presently the majority shareholders of Prospero Minerals Corporation are in the process of appointing a new Board of Directors. In the interim, Mr. David Reeve, whose signature appears below, has been appointed as Acting Chief Operations Officer.

After much consideration, Ms. Pinder, Mr. Reeve, and our financial advisor have concluded that all information pertaining to Lobaye Gold SARL incorporated with Prospero Minerals Corporation is removed from all previous financial statements submitted as of March 31, 2006. Prospero further advises that new financial statements will be submitted to reflect the above mentioned decision.

Please be advised that Prospero has secured a legal team to assist in the accuracy of these filings for future submissions. We expect the time period of approximately 4 – 6 weeks before the first submission of the amended financial statements.

The company will be responsible for the adequacy and accuracy of future filings, along with acknowledgment of staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to future filings. The company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or comments, please feel free to send via facsimile to (242) 324 4250.

Sincerely,

David Reeve

Acting Operations Officer

Prospero Minerals Corp.